October 25th, 2011

MAXCOM TELECOMUNICACIONES STATES ITS POSITION REGARDING THE RECENT ANNOUNCEMENT OF COFETEL PROPOSING A REGULATORY FINE FOR  THE COMPANY

Mexico City, Mexico, October 25, 2011 (NYSE: MXT, BMV: MAXCOM.CPO) – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) today states its position regarding the recent announcement published by the Comisión Federal de Telecomunicaciones (“COFETEL”) in which Maxcom is proposed to be fined.

The senior management of the Company states:

Maxcom has complied with all legal and regulatory dispositions ruling the local and long distance telephony services in Mexico; it has also applied the best practice standards of quality in its service.

Furthermore, Maxcom states that it has not been formally notified of any procedure of sanction from said authority.

At the time of receiving any formal notification, Maxcom will, if required, disclose it to the markets and will protect vigorously the interests of the Company using for that purpose opportune and punctual legal means; albeit Maxcom considers that there are not any merits for the sanction.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:
Manuel S. Pérez
Mexico City, Mexico
(52 55) 4770-1170
manuel.perez@maxcom.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.